Exhibit 99.1

Sapiens Acquires an Insurance Software Provider in Poland

Sapiens enters the Polish insurance market and will establish a delivery and development center to support its global customer base

Holon, Israel – July 28, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that it has entered into a definitive agreement for the acquisition of Insseco Sp. Z o.o., a software provider for the insurance market wholly-owned by Asseco Poland S.A. (Warsaw Stock Exchange: ACP), the indirect controlling shareholder of Sapiens. The transaction is expected to close by early August 2015.

Insseco has an established presence in the Polish insurance market and services major insurance customers in Poland, including top tier insurance carriers. With a team of 140 insurance professionals, Insseco possesses domain expertise in both life and pension and property and casualty insurance.

This acquisition grants Sapiens entry into a new market, Poland, and expands the company’s solid footprint in Europe and its customer base. Sapiens expects to enrich its workforce with Insseco’s highly qualified and experienced insurance professional team and will establish a regional delivery and development center in Poland to support its global operations.

With a larger and more geographically dispersed professional services team, Sapiens continues to invest in getting closer to its customer and is well positioned to provide services and support for all of its solutions around the globe. Sapiens will continue to support Insseco’s customers, while also introducing its leading software solutions into the Polish insurance market.

On a trailing twelve month basis, Insseco's revenue was $11.5 million. Management expects this transaction to be accretive to earnings in the third quarter of 2015 and beyond. Sapiens will pay 34.3 million Polish Zloty ($9.1 million) as consideration in the transaction. Depending on the achievement of revenue goals over the next five years, Sapiens will pay additional consideration to the seller.

“Sapiens continues its global expansion and implementation of its growth strategy via organic growth and M&A,” said Roni Al-Dor, Sapiens’ President and CEO. “With Sapiens’ solution offerings and Insseco’s strong local presence, we expect to strengthen our presence in the Polish and European market.” Al-Dor added, “Sapiens has expanded its team with Insseco's professionals, in order to improve delivery and service of our solutions, which we believe will allow us to better serve our customers globally,” added Al-Dor.

The acquisition of Insseco is the latest in Sapiens’ continued expansion of its global presence, customer base and delivery capabilities. In March 2015, Sapiens acquired IBEXI Solutions, an India-based provider of insurance business and technology solutions in Asia Pacific.

About Asseco Poland S.A.

Asseco Poland S.A. is the largest IT company listed on Warsaw stock exchange. It is also a major player in the European software producers market. Asseco Group employ over 4,500 professionals in Poland.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 150 financial services organizations. The Sapiens team of over 1,300 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investors and Media Contact:
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements
Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934, and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). For example, forward-looking statements are used in this press release when we discuss that closing of the acquisition is expected to occur in the second quarter of 2015.

These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to discussion under the heading “Risk Factors” in our most recent annual report on Form 20-F, and subsequent reports and registration statements filed from time to time with the U.S. Securities and Exchange Commission.